AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT

AGREEMENT

This AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT is dated as of January 25, 2010, by and among SUNAMERICA FOCUSED SERIES, INC., a Maryland corporation (the “Corporation”) and SUNAMERICA ASSET MANAGEMENT CORP., a Delaware Corporation (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Corporation and the Adviser are parties to an Investment Advisory and Management Agreement dated January 1, 1999, as amended, pursuant to which the Adviser furnishes investment management, advisory and administrative services to the various series of the Corporation, including the Focused Growth and Income Portfolio (the “Portfolio”).

WHEREAS, pursuant to a plans of reorganization, all of the assets and liabilities of the SunAmerica Growth and Income Fund and SunAmerica Balanced Assets Fund, each a series of SunAmerica Equity Funds, were transferred in a tax free exchange to the Portfolio (the “Reorganizations”); and

WHEREAS, the Reorganizations were consummated on January 25, 2010; and

WHEREAS, in connection with the Reorganizations, the Adviser has agreed to reduce the advisory fee that it receives, in the amount set forth herein, for its services under the Agreement with respect to the Portfolio, effective upon consummation of the Reorganization; and

WHEREAS, the Board of Directors of the Corporation has approved this Amendment to Investment Advisory and Management Agreement and it is not required to be approved by the shareholders of the Portfolio.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A of the Investment Advisory and Management Agreement is hereby amended to reflect a reduction in the compensation payable to the Adviser thereunder, from an annual rate of 1.00% of average daily net assets to an annual rate of 0.75% of average daily net assets with respect to the Focused Growth and Income Portfolio. A copy of the revised Schedule A is attached hereto as Appendix A.

2.	The effective date of this Amendment to Investment Advisory and Management Agreement is January 25, 2010.

3.	The Investment Advisory and Management Agreement, as expressly amended hereto, shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA FOCUSED SERIES, INC.

By:	/s/ John T. Genoy
Name: Title:	John T. Genoy President

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ Peter A. Harbeck
Name: Title:	Peter A. Harbeck President & CEO

Appendix A

SCHEDULE A

PORTFOLIO	FEE RATE (as a % of average daily net asset value)
Focused Growth Portfolio	1.00% net assets
Focused Small-Cap Value Portfolio	0.75% net assets
Focused Large-Cap Growth Portfolio	0.75% net assets
Focused Growth and Income Portfolio	0.75% net assets
Focused Value Portfolio	1.00% net assets
Focused Technology Portfolio	1.00% net assets
Focused Small-Cap Growth Portfolio	0.75% net assets
Focused Balanced Strategy Portfolio	0.10% net assets
Focused Fixed Income and Equity Strategy Portfolio	0.10% net assets
Focused Equity Strategy Portfolio	0.10% net assets
Focused Fixed Income Strategy Portfolio	0.10% net assets
Focused Multi-Asset Strategy Portfolio	0.10% net assets
Focused Dividend Strategy Portfolio	0.35% net assets
Focused StarALPHA Portfolio	1.00% net assets

SunAmerica Asset Management Corp.

By:
Name: Peter A. Harbeck Title: President and CEO

By:
Name: John T. Genoy Title: President

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